EXHIBIT 1

NORDIC AMERICAN TANKERS LIMITED (NYSE:NAT)

As used herein, “we,” “us,” “our” and “the Company” all refer to Nordic American Tankers Limited, together with its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission on May 1, 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

GENERAL

Nordic American Tankers Limited was formed on June 12, 1995 under the laws of the Islands of Bermuda. We were formed for the purpose of acquiring and chartering double-hull tankers. We are an international tanker company with a fleet of 30 Suezmax tankers in operation, and three newbuilds expected to be delivered in June, August and October 2018. The 30 vessels we operated as of September 30, 2017 average approximately 156,000 deadweight tons, or dwt, each.

In October 2016, we entered into final contracts with Samsung for the construction of three Suezmax tankers with a carrying capacity of 157,000 deadweight tons each. The three contracted newbuildings, or the Samsung Newbuildings, were acquired for a purchase price of approximately $56.0 million per vessel and are expected to be delivered to us during June, August and October 2018.

Our Fleet

Vessel	Yard	Built
Nordic Harrier	Samsung	1997
Nordic Hawk	Samsung	1997
Nordic Hunter	Samsung	1997
Nordic Voyager	Dalian New	1997
Nordic Fighter	Hyundai	1998
Nordic Freedom	Daewoo	2005
Nordic Discovery	Hyundai	1998
Nordic Saturn	Daewoo	1998
Nordic Jupiter	Daewoo	1998
Nordic Moon	Samsung	2002
Nordic Apollo	Samsung	2003
Nordic Cosmos	Samsung	2003
Nordic Sprite	Samsung	1999
Nordic Grace	Hyundai	2002
Nordic Mistral	Hyundai	2002
Nordic Passat	Hyundai	2002
Nordic Vega	Bohai	2010
Nordic Breeze	Samsung	2011
Nordic Aurora	Samsung	1999
Nordic Zenith	Samsung	2011
Nordic Sprinter	Hyundai	2005
Nordic Skier	Hyundai	2005
Nordic Light	Samsung	2010
Nordic Cross	Samsung	2010
Nordic Luna	Universal	2004
Nordic Castor	Universal	2004
Nordic Sirius	Universal	2000
Nordic Pollux	Universal	2003
Nordic Star	Sungdong	2016
Nordic Space	Sungdong	2017
Newbuilding (1)	Samsung	2018
Newbuilding (1)	Samsung	2018
Newbuilding (1)	Samsung	2018

(1)	Vessel under construction. Expected delivery in June, August and October 2018, respectively.

Recent Developments

In March 2017, Nordic American Offshore Ltd (or “NAO”) completed a follow-on offering of its common shares in which NAT participated with a $10.0 million investment. Following the investment, NAT owned 22.6% of NAO. As a consequence of the reduction of NAT’s holdings from 29.1% to 22.6% of the common shares of NAO, NAT recorded a dilution charge (non-cash) of $2.6 million in the first quarter of 2017.

On August 31, 2017, we paid a dividend, which included a cash dividend of $0.10 per share and a distribution of an aggregate of 4,024,745 common shares of NAO, which were owned by the Company. Each of our shareholders that held 250 or more of our common shares received one NAO common share per 24.4 NAT common shares, which we recognized at a cash value of $0.05 per share. Fractional shares were compensated by a cash dividend based on the closing price of NAO shares on the NYSE on July 20, 2017, which was $1.22. Each of our shareholders that held 249 or fewer shares received an additional cash dividend of $0.05 per common share. In connection to the above distribution of NAO shares, we recorded a loss of $0.7 million. Following this distribution, we owned 16.1% of the outstanding common shares of NAO.

On October 19, 2017, we declared a cash dividend of $0.03 per share with respect to the third quarter of 2017. Payment of the cash dividend took place December 5, 2017.

The average daily spot market rate earned for our vessels during the fourth quarter of 2017 (through December 12, 2017) is expected to be between $13,000 and $14,000 per vessel per day, which represents an increase from the charter rates of $10,600 per vessel per day earned in the third quarter of 2017. Based on the rates achieved through December 12, 2017, we expect earnings in the fourth quarter of 2017 to improve from our earnings in the third quarter of 2017. We expect 2018 to show improved tanker market rates compared to the rates achieved to date in 2017.

As of the date of this report, we have $443.9 million borrowed under our $500 million revolving credit facility entered into with a syndicate of lenders dated October 26, 2012, as amended, or the Credit Facility.

We have signed the final agreement for the financing of the outstanding commitments for our three newbuildings with a major lending provider. The three newbuildings are expected to be delivered in June, August and October 2018, respectively. Under the terms of the financing agreement, the lending provider will pay 77.5% of the purchase price of each of the three newbuildings. After delivery of each of the vessels, we will enter into ten-year bareboat charter agreements. We are obligated to purchase the vessels upon the completion of the ten-year bareboat charter agreement and also have the flexibility to purchase the vessels after year five and seven. The financing agreement contains certain financial covenants requiring us to maintain a minimum value adjusted equity and ratio; minimum liquidity; and minimum value clause.

On December 12, 2017, we entered into an amendment to the credit agreement for our Credit Facility modifying certain of our financial covenants until December 31, 2018. Under the revised terms of the credit agreement, we are unable to draw further on the Credit Facility and our margin is increased by 2.0% for the period until December 31, 2017, and 3.55% thereafter. We can distribute a maximum dividend of $3.1 million subject to a corresponding amount declared as dividend being repaid under the Credit Facility. Further, until June 30, 2018, half of any proceeds received by the Company from the sale of equity, up to $75.0 million, must be used to repay the Credit Facility. We have repaid $3,058,500 on the Credit Facility in relation to the dividend paid out on December 5, 2017. Additionally, the Company undertakes to not make new investments, excluding the Samsung Newbuildings, except for investments made in connection with normal maintenance of the Vessels.

On November 28, 2017, we entered into a fully underwritten commitment letter with a major international bank providing for a senior secured loan facility of up to $375.0 million, or the Backstop Facility, to support the recapitalization of the Company. The Backstop Facility is not intended to be drawn and is expected to be cancelled when the recapitalization has been completed. The recapitalization is expected to encompass a combination of new equity, a new revolving credit facility and an unsecured bond offering. We plan to fully repay the existing Credit Facility, originally from 2004 as later refinanced in 2012 and then amended in 2015, and expect to enter into a new revolving credit facility in combination with an unsecured bond as part of the recapitalization.

The Backstop Facility will be available for drawing from July 1, 2018, subject to completion of equity issuance of $100.0 million. The facility, if utilized and not repaid, will be rolled into a term loan on January 1, 2019 with maturity on November 30, 2020. The Backstop Facility will have no amortization until December 31, 2018, upon and following which date the principal of the loan must be repaid in quarterly instalments of $10.0 million. The Backstop Facility carries an interest rate that will step-up over time and carries a maximum interest rate of 10.5% per annum. We can distribute quarterly dividends up to $0.03 per quarter under the Backstop Facility and 50% of free cash flow from January 1, 2019. The Backstop Facility contains financial covenants in relation to minimum liquidity, minimum value and book equity. The lender has the right under the terms of the Backstop Facility to require us to proceed with a bond offering for a senior secured high yield bond of $375.0 million or a senior unsecured high yield bond of $200.0 million in 2018, each with tenor and pricing parameters as set forth in the Backstop Facility. It is not our intention to utilize the Backstop facility, whereas the facility is giving us security for our contemplated recapitalization transactions.

The Tanker Market 2017

The tanker market rates for the first nine months of the year, as reported on the Clarksons Average Suezmax Earnings $/day, or the CMSE, were $15,317 per day. This is down from $26,922 and $44,834 for the first nine months of 2016 and 2015, respectively. The market rates have been impacted by new vessels entering the market. During, the last 12 months, ending September 30, 2017, 51 Suezmax vessels have been delivered which represents 10.5% of the current world fleet.

The orderbook stood at 52 Suezmax vessels as of October 9, 2017.

OUR CREDIT FACILITIES

Credit Facility

On October 26, 2012, the Company entered into a $430 million revolving Credit Facility with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes. Effective January 2016 the Company and the lenders agreed to increase the Credit Facility to $500 million. The Credit Facility matures in December 2020. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. There are no mandatory repayments of principal during the term of the Credit Facility, and we pay interest only on drawn amounts and a commitment fee on undrawn amounts. The Company had $447.0 million borrowed as of September 30, 2017 and December 31, 2016.

On December 12, 2017, the Company entered into an amendment to the credit agreement for its Credit Facility modifying certain of the Company’s financial covenants until December 31, 2018. The Company is in compliance with the revised terms per September 30, 2017, and as of the date of this report. Please see above and note 4 to the condensed consolidated financial statements for further information.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of operations

As of September 30, 2017, and September 30, 2016 the Company had five vessels and one vessel, respectively, on long-term time charter agreements. Time charter agreements signed in 2017 have floor rates and mechanisms securing upside benefits. The remaining fleet was operated in the spot market.

NINE MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2016 (UNAUDITED)

All figures in USD ‘000	Nine months ended September 30,
	2017	2016	Variance
Voyage Revenue	224,558	272,354	-17.5%
Voyage Expenses	(106,599)	(88,104)	21.0%
Vessel Operating Expenses	(65,339)	(58,579)	11.5%
General and Administrative Expenses	(8,556)	(10,376)	-17.5%
Depreciation Expense	(76,172)	(66,320)	14.9%

Net Operating Income (Loss)	(32,108)	48,975	-165.6%

Interest Income	265	91	191.2%
Interest Expense	(14,022)	(7,897)	77.6%
Other Financial Expense	(289)	(51)	466.7%
Equity Loss from Associate	(7,450)	(6,422)	16.0%

Net Income (Loss)	(53,604)	34,696	-254.5%

The following table reconciles our net voyage revenues to voyage revenues and the corresponding number of revenue days.

All figures in USD ‘000 except TCE rate per day	Nine months ended September 30,
	2017	2016	Variance
Total Voyage Revenue	224,558	272,354	-17.5%
Less Voyage Expenses – gross	(106,599)	(88,104)	21.0%

Net Voyage Revenue	117,959	184,250	-36.0%

Vessel Calendar Days (1)	8,132	6,998	16.2%
Less Off-hire Days (2)	(782)	(238)	228.6%

Total TCE days	7,350	6,760	8.7%

TCE Rate per day (3)	16,048	27,256	-41.1%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)	Scheduled off-hire is 668 days and 187 for the nine-month period in 2017 and 2016, respectively.
(3)	Time Charter Equivalent, or the TCE, Rate per day results from Net Voyage Revenue divided by Total TCE days.

The decline in voyage revenues of 17.5% was caused by a decrease in the rates obtained in the market (for further information see “The Tanker Market 2017” above). This was offset by an increased number of revenue days due to an increase in the number of vessels in our fleet.

The increase in voyage expenses of 21.0% was primarily caused by the increase in vessels in our fleet, and an increase in bunker prices.

The 11.5% increase in vessel operating expenses is primarily due to the increase in the number of vessels in our fleet.

General and administrative expenses decreased by 17.5%. This is primarily due to non-cash items decreasing to $1.0 million for the nine months ended September 30, 2017 from $3.0 million for the nine months ended September 30, 2016. Non-cash items consist of recognition of costs related to deferred compensation liabilities and accounting for share-based compensation.

Depreciation expenses increased by 14.9%. The increase was primarily due to the expansion of our fleet.

The increase in interest expenses of 77.6% is due to an increase in interest rates and a higher average drawn amount on the facility for the nine months ended September 30, 2017.

Equity loss from Associate increased by 16.0%. The losses relate to the investment in NAO which is recognized under the equity method of accounting. The increase is primarily due to a dilution loss of $3.4 million recognized in the first nine months of 2017, offset by a lower equity loss as a result of our reduced ownership in NAO.

Liquidity and Capital Resources

Net cash provided by operating activities decreased to $37.0 million for the nine months ended September 30, 2017 from $124.3 million for the nine months ended September 30, 2016. The decrease in cash provided by operating activities is due to a reduction in earnings and increase in drydock expenditures.

Net cash used in investing activities decreased to ($46.9) million for the nine months ended September 30, 2017 from ($140.5) million for the nine months ended September 30, 2016. The decrease in cash flows used in investing activities is primarily due to a decrease in investments in new vessels, offset by a $10.0 million investment in NAO.

Net cash from financing activities decreased to ($51.2) million for the nine months ended September 30, 2017 compared to $137.8 million for the nine months ended September 30, 2016. The decrease is due to the Company completing a follow-on offering and a draw on the Credit Facility for the nine months ended September 30, 2016, offset by a decrease in dividends paid during the nine months ended September 30, 2017.

We believe that our current cash and cash equivalents and cash expected to be generated from operations are sufficient to meet our working capital needs and other liquidity requirements for the next 12 months from the date of this interim financial report. See further comments above in regards to the contemplated recapitalization of the Company to repay the existing Revolving Credit Facility and further strengthen the longer-term financial capability of the Company.

Our board of directors is submitting for approval at our shareholder’s meeting in December 2017 the reduction of the entirety of the Company’s share premium account, of approximately $215.4 million, to zero and a corresponding increase of the same amount to the Company’s contributed surplus account, as of December 29, 2017. Share premium is the amount of paid in share capital, which exceeds the aggregate par value of the outstanding common shares, par value $0.01 per share and is not available for payment of dividend under Bermuda law. The reason for the reduction is primarily to increase the ability of the Company to declare and distribute dividends and distributions to the Company’s shareholders.

Contractual Obligations

The Company’s significant contractual obligations as of September 30, 2017, consist of our obligations as borrower under our Credit Facility, our obligations to take delivery of vessels and our obligations related to deferred compensation agreements with our former Executive Vice President and Chief Financial Officer, and our Chairman, President and Chief Executive Officer.

The following table sets out long-term financial, commercial and other obligations outstanding as of September 30, 2017 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Credit Facility (1)	447,000	—	—	447,000	—
Interest Payments (2)	129,611	31,052	65,736	32,823	—
Commitment Fees (3)	5,078	1,206	2,583	1,290	—
Vessels to be Delivered (4)	116,970	77,980	38,990	—	—
Deferred Compensation Agreement (5)	14,698	495	1,320	1,320	11,563

Total	713,357	110,733	108,628	482,433	11,563

Notes:

(1)	Refers to our obligation to repay indebtedness outstanding of the Credit Facility as of September 30, 2017.
(2)	Refers to estimated payments over the term of the indebtedness outstanding on the Credit Facility as of September 30, 2017. Estimate based on current interest rate and drawn amount.

(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding on the Credit Facility as of September 30, 2017. Estimate based on current rate and undrawn amount.
(4)	Refers to obligation to pay for three newbuilding contract for vessels to be delivered.
(5)	Refers to our estimated deferred compensation agreement payable to the Company’s CEO and CFO as of September 30, 2017.

Executive Employment Agreements

As of September 30, 2017, we have employment agreements with Herbjørn Hansson, our Chairman, President and Chief Executive Officer and Turid M. Sørensen our Executive Vice President and Chief Financial Officer. Mr. Hansson does not receive any additional compensation for his services as the Chairman of the Board. The aggregate compensation of our executive officers during the nine months ended September 30, 2017 was approximately $2.5 million. Under certain circumstances, the employment agreement may be terminated by Mr. Hansson or the Company upon six months’ written notice to the other party. As announced on May 30, 2017, the Company plans to nominate Ms. Sørensen as a new Board Member in the future. Ms. Sørensen’s resignation was effective as of October 25, 2017 and Ms. Sørensen remains employed in an advisory role as of the date of this report. Furthermore, and as announced September 12, 2017, Mr. Bjorn Giaever joined the Company as CFO on October 16, 2017.

Equity Incentive Plan

In 2011, the Board of Directors approved an incentive plan (“the 2011 Equity Incentive Plan”) under which common shares were reserved for issuance and allocated among employees and members of the Board.

In December 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 restricted shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period. On January 8, 2016, all 137,665 restricted shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued to 30 persons.

As of December 31, 2016, a total number of 157,165 restricted common shares were allocated among 28 employees.

As of September 30, 2017, a total number of 138,665 restricted common shares were allocated among 26 employees.

A copy of the Amended and Restated 2011 Equity Incentive Plan was filed as Exhibit 4.14 to the annual report on Form 20-F.

Deferred and defined benefit plans

Our Chairman, President and Chief Executive Officer and our former Executive Vice President and Chief Financial Officer have individual deferred compensation agreements. The Chief Executive Officer has served in his present position since the inception of the Company in 1995.

Employees of the subsidiaries Scandic American Shipping Ltd. (European Branch) and NAT Chartering AS are members of a defined benefit plan under arrangements and terms common for Norwegian employees. The assets and liabilities of the plan are not material to the financial statements of the Company.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)

All figures in USD ‘000, except share and per share amount

	Nine Months Ended September 30,
	2017	2016
Voyage Revenues	224,558	272,354
Voyage Expenses	(106,599)	(88,104)
Vessel Operating Expenses	(65,339)	(58,579)
General and Administrative Expenses	(8,556)	(10,376)
Depreciation Expense	(76,172)	(66,320)

Net Operating (Loss) Income	(32,108)	48,975

Interest Income	265	91
Interest Expense	(14,022)	(7,897)
Other Financial Expense	(289)	(51)

Total Other Expenses	(14,046)	(7,857)

Net (Loss) Income Before Income Taxes and Equity Loss	(46,154)	41,118
Income Tax Expense	—	—
Equity Loss from Associate	(7,450)	(6,422)

Net (Loss)/Income	(53,604)	34,696

Basic (Loss)/Earnings per Share	(0.53)	0.39
Diluted (Loss)/Earnings per share	(0.53)	0.39
Basic Weighted Average Number of Common Shares Outstanding	101,969,666	89,361,814
Diluted Weighted Average Number of Common Shares Outstanding	101,969,666	89,361,814
Cash Dividends declared per share	0.50	1.11

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)

All figures in USD ‘000

	Nine Months Ended September 30,
	2017	2016
Net (Loss)/Income	(53,604)	34,696
Other Comprehensive Income
Translation Differences	149	61

Total Other Comprehensive Income	149	61

Total Comprehensive (Loss)/Income	(53,455)	34,757

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2017, AND DECEMBER 31, 2016 (UNAUDITED)

All figures in USD ‘000, except share and per share amounts

	September 30, 2017	December 31, 2016
ASSETS
Current Assets
Cash and Cash Equivalents	31,147	82,170
Accounts Receivable, Net	19,635	17,487
Accounts Receivable, Related Party	671	583
Prepaid Expenses	3,381	4,480
Inventory	21,403	20,886
Voyages in Progress	13,712	35,610
Other Current Assets	3,620	2,493

Total Current Assets	93,567	163,709

NON-CURRENT ASSETS
Vessels, net	1,070,595	1,058,049
Deposits paid for Vessels	50,130	82,130
Goodwill	18,979	18,979
Investment in Nordic American Offshore Ltd	13,349	16,550
Other Non-current Assets	477	10,487

Total Non-current Assets	1,153,531	1,186,195

Total Assets	1,247,098	1,349,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	3,798	4,294
Accrued Voyage Expenses	6,932	9,583
Accrued Liabilities	15,871	7,648

Total Current Liabilities	26,601	21,525

Long-term Debt	443,865	442,820
Deferred Compensation Liability	14,761	14,510

Total Liabilities	458,626	457,330

Commitments and Contingencies
SHAREHOLDERS’ EQUITY
Common Stock, par value $0.01 per Share; 180,000,000 shares authorized, 101,969,666 shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively	1,020	1,020
Additional Paid-in Capital	235,406	235,050
Contributed Surplus	584,394	640,472
Accumulated other comprehensive loss	(888)	(1,037)
Retained earnings/(Accumulated Deficit)	(58,060)	(4,456)

Total Shareholders’ Equity	761,872	871,049

Total Liabilities and Shareholders’ Equity	1,247,098	1,349,904

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED, SEPTEMBER 30, 2017, AND 2016 (UNAUDITED)

All figures in USD ‘000

	Nine Months Ended September 30,
	2017	2016
Cash Flows from Operating Activities
Net (Loss)/Income	(53,604)	34,696
Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	76,172	66,320
Equity Loss from Associate	7,450	6,422
Dry-dock Expenditures	(14,933)	(5,972)
Amortization of Deferred Finance Costs	1,045	987
Deferred Compensation Liability	243	2,292
Share-based Compensation	403	294
Other, net	395	101
Changes in Operating Assets and Liabilities:
Accounts Receivables	(2,149)	9,009
Accounts Receivables, Related Party	(86)	(37)
Inventory	(517)	(6,553)
Prepaid Expenses and Other Current Assets	(114)	141
Accounts Payable and Accrued Liabilities	838	720
Voyages in Progress	21,899	15,854

Net Cash Provided by Operating Activities	37,042	124,275

Cash Flows from Investing Activities
Investment in Vessels	(37,744)	(142,029)
Investment in Nordic American Offshore	(10,000)	0
Return of Investments	841	1,505
Net Cash Used in Investing Activities	(46,903)	(140,524)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	(47)	120,094
Proceeds from Use of Credit Facility	0	117,000
Credit Facility Costs	0	(83)
Dividends Paid	(51,168)	(99,142)

Net Cash (Used)/Provided by Financing Activities	(51,215)	137,870

Net Increase (Decrease) in Cash and Cash Equivalents	(61,076)	121,621
Release of Long-term Deposits	10,000	0
Effect of Exchange Rate Changes on Cash and Cash Equivalents	53	39

Cash and Cash Equivalents at the Beginning of Period	82,170	29,889

Cash and Cash Equivalents at the End of Period	31,147	151,550

Cash Paid for Interest, Net of Amounts Capitalized	(11,604)	(7,136)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)

All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained earnings/ (Accumulated deficit)	Total Shareholders’ Equity
Balance at January 1, 2016	89,182,001	892	114,679	766,122	(972)	—	880,721

Net (Loss)/ Income	—	—	—	—	—	34,696	34,696
Common Shares Issued – Equity Incentive Plan	137,665	1	—	—	—	—	1
Share based compensation	—	—	293	—	—	—	293
Common Shares Issued	12,650,000	127	119,968	—	—	—	120,095
Other comprehensive income	—	—	—	—	61	—	61
Dividends Paid	—	—	—	(99,142)	—	—	(99,142)

Balance at September 30, 2016	101,969,666	1,020	234,940	666,980	(911)	34,696	936,725

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained earnings/ (Accumulated deficit)	Total Shareholders’ Equity
Balance at January 1, 2017	101,969,666	1,020	235,050	640,472	(1,037)	(4,456)	871,049

Net (Loss)/Income	—	—	—	—	—	(53,604)	(53,604)
Equity Issuance Cost	—	—	(47)	—	—	—	(47)
Share based compensation	—	—	403	—	—	—	403
Other comprehensive income	—	—	—	—	149	—	149
Dividends Paid	—	—	—	(56,078)	—	—	(56,078)

Balance at September 30, 2017	101,969,666	1,020	235,406	584,394	(888)	(58,060)	761,872

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED

Notes to the Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed consolidated interim financial statements for Nordic American Tankers Limited, together with its subsidiaries, (the “Company”) have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2016.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies is identified in note 2 of the Company’s annual financial statements for the year ended December 31, 2016 included in the Company’s Annual Report on Form 20-F.

Effective January 1, 2017, the Company adopted ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualified for use of the equity method. The adoption did not have any effect on the consolidated financial statements.

Effective January 1, 2017, the Company adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires excess tax benefits and tax deficiencies to be recorded on the income statement when the awards vest or are settled. In addition, cash flows related to excess tax benefits are no longer classified separately as a financial activity on the statement of cash flows. The adoption did not have any effect on the consolidated financial statements.

No other new accounting policies have been adopted since December 31, 2016.

Recent account pronouncements:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to annual reporting periods commencing on or after December 15, 2017. The Company is currently reviewing the impact of the standard on its consolidated financial statements and disclosures. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. The time period over which revenue will be recognized is still being determined and, depending on the final conclusion, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. However, the total voyage results recognized over all periods would not change.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

The Company intends to adopt the new revenue and lease standards on January 1, 2018 and January 1, 2019, respectively, and is currently assessing the potential impacts of these new standards on our consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01, Business Combinations - Clarifying the Definition of a Business to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. ASU 2017-01 is effective in annual periods beginning after December 15, 2017. The Company may early adopt this standard, and does not expect the adoption to have material effect on our financial condition or results of operations; however it may be applied in prospective acquisitions of vessels where the Company is required to evaluate whether the transaction(s) should be accounted for as acquisition(s) of asset(s) or business(es). The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and Other (Topic 350), which simplifies the test for goodwill impairment. This update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

3. RELATED PARTY TRANSACTIONS

Nordic American Offshore Ltd (“NAO”):

In December 2013, Scandic American Shipping Ltd. (“Scandic”), a subsidiary of the Company, entered into a management agreement with NAO for the provision of administrative services as requested by NAO management. For services under the management agreement, Scandic receives a management fee of $100,000 per annum for 2017 and 2016, and is reimbursed for costs incurred in connection with its services. Scandic also receives reimbursement for a portion of the operational costs such as salary and office rent, among others, incurred by Scandic, which is allocated to NAO. For the nine months ended September 30, 2017 and 2016, the Company recognized an aggregate of $1.8 million and $1.7 million, respectively, for such costs incurred which was included in General and Administrative Expenses.

In March 2017, Nordic American Offshore (NAO) completed a follow-on offering in which NAT participated with a $10.0 million investment. Following the investment, NAT owned 22.6% of NAO. As a consequence of the reduced holdings in NAO from 29.1% to 22.6%, NAT recorded a dilution charge (non-cash) of $2.6 million.

On July 21, 2017 the Company announced its second quarter dividend which included a distribution of NAO shares as a dividend-in-kind worth approximately $0.05 per NAT share. On August 31, 2017 a total of 4,024,745 NAO shares were distributed and the Company recorded a loss of $0.7 million related to the distribution of shares. Subsequent to the dividend-in-kind NAT holds 16.1% of NAO’s outstanding common shares, and continues to account for NAO under the equity method as the Company is able to exercise significant influence over NAO.

4. LONG-TERM DEBT

On October 26, 2012, the Company entered into a $430 million revolving credit facility with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the “Credit Facility”). Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts.

In December 2015 the Company expanded the Credit Facility from $430 million to $500 million. The new maturity of the credit facility is December 2020. There are no repayment requirements before maturity on the Credit Facility. The expanded facility was effective January 2016.

Borrowings under the Credit Facility are secured by first priority mortgages over the Company’s vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of equity; (ii) a minimum equity ratio; (iii) a minimum market capitalization ratio; (iv) a minimum level of liquidity, (v) positive working capital; and (vi) a required security ratio of vessel values, according to broker reports, to draw on the facility. The Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the Credit Facility.

As of September 30, 2017 and December 31, 2016 the Company had $447.0 million drawn under its Credit Facility.

On December 12, 2017, the Company entered into an amendment to the credit agreement for its Credit Facility modifying certain of the Company’s financial covenants until December 31, 2018. Under the revised terms of the credit agreement obtained, we are unable to draw further on the Credit Facility and our margin is increased by 2.0% for the period until December 31, 2017, and 3.55% thereafter. We can distribute a maximum dividend of $3.1 million subject to a corresponding amount declared as dividend being repaid under the Credit Facility. Additionally, under the revised terms the Company undertakes to not make new investments, excluding the Samsung newbuildings, except for investments made in connection with normal maintenance of the Vessels.

The Company complied with the revised terms of the Credit Facility as of September 30, 2017 and as of the date of this report.

The estimated fair value for the long-term debt is considered approximately equal to the carrying value since it bears a variable interest rate.

5. VESSELS

Vessels, net, consist of the carrying value of 30 vessels and 29 vessels as of September 30, 2017 and December 31, 2016, respectively. Vessels, Net, includes capitalized unamortized drydocking costs.

Depreciation is calculated based on cost less estimated residual value of $4.0 million per vessel over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard.

All figures in USD ‘000	September 30, 2017	December 31, 2016
Vessels	1,768,784	1,700,040
Drydocking	119,324	99,153

Total	1,888,108	1,799,193

Less Accumulated Depreciation	(817,513)	(741,144)

Vessels, net	1,070,595	1,058,049

For the nine months ended September 30, 2017, the Company paid $14.9 million in drydocking charges, compared to $6.0 million for the nine months ended September 30, 2016.

Impairment Loss on Vessels

The Company reviewed its assets for impairment on an asset by asset basis. In determining whether the assets are recoverable, the Company compared the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value. As of September 30, 2017 and December 31, 2016 it was determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and no impairment was recorded.

In developing estimates of future undiscounted cash flows, we made assumptions and estimates based on historical trends as well as future expectations. The most important assumption in determining undiscounted cash flows are the estimated freight rates. Freight rates are volatile and the analysis is based on market rates obtained from third parties, adjusted for the historical achieved rates by the Company.

6. OTHER NON-CURRENT ASSETS

All amounts in USD ‘000	September 30, 2017	December 31, 2016
Other	477	487
Long term-deposits (Restricted Cash)	0	10,000

Total	477	10,487

The long-term deposit relates to the Company transferring cash to a restricted account in accordance with the deferred compensation agreement for the Chairman, President and CEO. This is described in note 7 in the Annual Report on Form 20-F for the year ended December 31, 2016. The cash restriction was voluntarily lifted in September 2017. The CEO continues to have the right to require a bank guarantee for the deferred compensation liability.

7. ACCRUED LIABILITIES

All amounts in USD ‘000	September 30, 2017	December 31, 2016
Accrued Interest	3,246	1,437
Accrued Expenses	10,335	6,211
Deferred Revenue	2,290	—

Total	15,871	7,648

8. SHARE-BASED COMPENSATION PLANS

2011 Equity Incentive Plan

In 2011, the Board of Directors established an incentive plan involving a maximum of 400,000 restricted shares of which all shares were allocated among the management of the Company and the members of the Board of Directors.

In December 2015, the Board of Directors amended and restated the 2011 Equity Incentive Plan to reserve additional restricted shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. The holders of the restricted shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period. On January 8, 2016, all restricted shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued

As of September 30, 2017, a total number of 138,665 restricted common shares has been allocated among 26 employees.

The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to restricted shares under the plan was $0.4 million and $0.3 million for the nine months ended September 30, 2017 and September 30, 2016, respectively.

The tables below summarize the Company’s restricted stock awards as of September 30, 2017:

	Restricted shares – Employees	Weighted-average grant-date fair value - Employees
Non-vested at January 1, 2017	157,165	$13.75
Granted during the year	4,500	$9.13
Vested during the year	(10,000)	$14.65
Forfeited during the year	(13,000)	$13.54

Non-vested at September 30, 2017	138,665	$13.55

9. EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and the impact of potentially dilutive common stock equivalents were excluded as their effects would be anti-dilutive.

All figures in USD ‘000 except share and per share amounts	Nine months ended September 30,
	2017	2016
Numerator
Net (Loss)/Income	(53,604)	34,696
Denominator
Basic – Weighted Average Common Shares Outstanding	101,969,666	89,361,814
Dilutive – Weighted Average Common Shares Outstanding	101,969,666	89,361,814
Earnings per Common Share
Basic	(0.53)	0.39
Diluted	(0.53)	0.39

10. COMMITMENTS AND CONTINGENCIES

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

No claims have been filed against the Company for the nine months ended September 30, 2017 or the fiscal year 2016, and the Company has not been a party to any legal proceedings for the nine months ended September 30, 2017 or the year ended December 31, 2016.

11. SUBSEQUENT EVENTS

On October 19, 2017, the Company declared a cash dividend of $0.03 per common share for the third quarter of 2017.

The Company has signed the final agreement for the financing of the outstanding commitments for the three newbuildings with a major lending provider. The three newbuildings are expected to be delivered in June, August and October 2018, respectively. Under the terms of the financing agreement, the lending provider will pay 77.5% of the purchase price for each of the three newbuildings. After delivery of each of the vessels, the Company will enter into ten-year bareboat charter agreements. The Company is obligated to purchase the vessels upon the completion of the ten-year bareboat charter agreement and also have the flexibility to purchase the vessels after year five and seven. The financing agreement contains certain financial covenants requiring us to maintain a minimum value adjusted equity and ratio; minimum liquidity; and minimum value clause.

On December 12, 2017, the Company entered into an amendment to the credit agreement for the Credit Facility modifying certain of the Company’s financial covenants until December 31, 2018. Under the revised terms of the credit agreement, the Company is unable to draw further on the Credit Facility and the margin is increased by 2.0% for the period until December 31, 2017, and 3.55% thereafter. The Company can distribute a maximum dividend of $3.1 million subject to a corresponding amount declared as dividend being repaid under the Credit Facility. Further, until June 30, 2018, half of any proceeds received by the Company from the sale of equity, up to $75.0 million, must be used to repay the Credit Facility. The Company has repaid $3,058,500 on the Credit Facility in relation to the dividend paid out on December 5, 2017. Additionally, the Company undertakes to not make new investments, excluding the Samsung Newbuildings, except for investments made in connection with normal maintenance of the Vessels.

On November 28, 2017, the Company entered into a fully underwritten commitment letter with a major international bank providing for a senior secured loan facility of up to $375.0 million, or the Backstop Facility, to support the recapitalization of the Company. The Backstop Facility is not intended to be drawn and is expected to be cancelled when the recapitalization has been completed. The recapitalization is expected to encompass a combination of new equity, a new revolving credit facility and an unsecured bond offering, The Company plans to fully repay the existing Credit Facility, originally from 2004 as later refinanced in 2012 and then amended in 2015, and expect to enter into a new revolving credit facility in combination with an unsecured bond as part of the recapitalization.

The Backstop Facility will be available for drawing from July 1, 2018, subject to completion of equity issuance of $100.0 million. The Backstop Facility, if utilized and not repaid, will be rolled into a term loan on January 1, 2019 with maturity on November 30, 2020. The Backstop Facility will have no amortization until December 31, 2018, upon and following which date the principal of the loan must be repaid in quarterly instalments of $10.0 million. The Backstop Facility carries an interest rate that will step-up over time and carries a maximum interest rate of 10.5% per annum. The Company can distribute quarterly dividends up to $0.03 per quarter under the Backstop Facility and 50% of free cash flow from January 1, 2019. The Backstop Facility contains financial covenants in relation to minimum liquidity, minimum value and book equity. The lender has the right under the terms of the Backstop Facility to require us to proceed with a bond offering for a senior secured high yield bond of $375.0 million or a senior unsecured high yield bond of $200.0 million in 2018, each with tenor and pricing parameters as set forth in the Backstop Facility. It is not the intention of the Company to utilize the Backstop Facility, whereas the facility is giving the Company security for its contemplated recapitalization transactions.

* * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.